SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of April, 2026

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY

(Translation of Registrant's name into English)

Rua da Quitanda, 196 – 24th floor,
Centro, CEP 20091-005,
Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

 F C Resolution For Against Abstain and Blanks 1 To review the accounts of management, examine, discuss and vote on the Management Report and the Companys Complete Annual Financial Statements for the fiscal year ended December 31, 2025. 635,150,947 581,694 128,499,851 Resolution For Against Abstain and Blanks 2 To resolve on the Company’s management proposal for the allocation of results for the fiscal year ended December 31, 2025 and the distribution of dividends. 762,579,325 113,887 1,539,280 Resolution For Against Abstain and Blanks José Raimundo dos Santos (Effective) / Paulo Roberto Bellentani Brandão (Alternate) 709,451,959 267,080 51,243,287 Cristina Fontes Doherty (Effective) / Cátia Yuassa Tokoro (Alternate) 698,239,339 303,002 62,419,985 José Reinaldo Magalhães (Effective) / Anderson Carlos Koch (Alternate) 48,432,577 62,397,784 650,131,965 Carlos Eduardo Teixeira Taveiros (Effective) / Rochana Grossi Freire (Alternate) 662,150,499 526,363 93,827,075 Resolution For Against Abstain and Blanks Gisomar Francisco de Bittencourt Marinho (Effective) / Paulo Roberto Franceschi (Alternate) 106,838,909 11,387 8,571,176 Resolution For Against Abstain and Blanks 5 To set the annual aggregate compensation of the officers, directors, external members of advisory committees and members of the Fiscal Council for fiscal year 2026. 709,920,657 8,086,664 46,225,171 Resolution For Against Abstain and Blanks 6 Waiver of the requirements set forth in Article 147, paragraph 3, of Law No. 6,404/76 for the Fiscal Council nominee, José Reinaldo Magalhães. 29,207,742 34,295,738 672,830,590 3 Nomination of candidates to the fiscal council (the shareholder may nominate as many candidates as there are seats to be filled in the general election). 4 Nomination of candidates to the fiscal coucnil by shareholders with non-voting preferred shares or restricted voting rights. CNPJ: 00.001.180/0001-26 CENTRAIS ELÉTRICAS BRASILEIRAS CONSOLIDATED DISTANCE VOTING MAP Ordinary General Meeting to be held on 04.15.2026 # Classificação: Pública 1

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 14, 2026

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Eduardo Haiama
Eduardo Haiama Vice-President of Finance and Investor Relations

FORWARD-LOOKING STATEMENTS

This document may contain estimates and projections that are not statements of past events but reflect our management’s beliefs and expectations and may constitute forward-looking statements under Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. The words “believes”, “may”, “can”, “estimates”, “continues”, “anticipates”, “intends”, “expects”, and similar expressions are intended to identify estimates that necessarily involve known and unknown risks and uncertainties. Known risks and uncertainties include, but are not limited to: general economic, regulatory, political, and business conditions in Brazil and abroad; fluctuations in interest rates, inflation, and the value of the Brazilian Real; changes in consumer electricity usage patterns and volumes; competitive conditions; our level of indebtedness; the possibility of receiving payments related to our receivables; changes in rainfall and water levels in reservoirs used to operate our hydroelectric plants; our financing and capital investment plans; existing and future government regulations; and other risks described in our annual report and other documents filed with the CVM and SEC. Estimates and projections refer only to the date they were expressed, and we do not assume any obligation to update any of these estimates or projections due to new information or future events. Future results of the Company’s operations and initiatives may differ from current expectations, and investors should not rely solely on the information contained herein. This material contains calculations that may not reflect precise results due to rounding.